Exhibit 99.1

NEWS RELEASE

YAMANA GOLD SECOND QUARTER FINANCIAL RESULTS RELEASE
NOTIFICATION AND CONFERENCE CALL

TORONTO, ONTARIO, June 30, 2010 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced that its second quarter results will be released after market close on August 4, 2010 followed by a conference call on August 5, 2010 at 11:00 a.m. ET.

Q2 Conference Call Information:
Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q2 Conference Call REPLAY:
Toll Free Replay Call (North America):	800-642-1687, Passcode 84950126#
Replay Call:	416-849-0833, Passcode 84950126#

The conference call replay will be available from 2:45 p.m. ET on August 5, 2010 until 11:59 p.m. ET on August 19, 2010.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com